Exhibit 99.1

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

TORONTO, February 5, 2026 - Thomson Reuters (TSX/Nasdaq: TRI) today reported results for the fourth quarter and full year ended December 31, 2025:

●	Solid revenue momentum continued in the fourth quarter and full year 2025
¡	Full-year total company revenues up 3% / organic revenues up 7%
¡	Fourth-quarter total company revenues up 5% / organic revenues up 7%
¡	Organic revenues up 9% for the “Big 3” segments (Legal Professionals, Corporates and Tax, Audit & Accounting Professionals) in the fourth quarter and full year
●	Met full-year 2025 outlook for organic revenue growth and adjusted EBITDA margin for total company and “Big 3”; Met free cash flow outlook
●	Full-year 2026 outlook anticipates organic revenue growth of approximately 7.5% - 8.0% and adjusted EBITDA margin expansion of approximately 100 basis points from 39.2% in 2025
●	Increased annualized dividend by 10% to $2.62 per common share (33rd consecutive annual increase)

“Our fourth-quarter results capped a year of important progress for Thomson Reuters,” said Steve Hasker, President and CEO of Thomson Reuters. “We are seeing tangible benefits from our continued investments in AI, accelerating our pace of product innovation and leveraging technology to reimagine how we work. As we move into 2026, we will continue to scale our agentic capabilities to deliver greater speed, clarity, and confidence for our customers - further demonstrating the value of professional-grade tools built on quality content and deep subject-matter expertise.”

Hasker added, “We remain focused on allocating capital to drive long-term shareholder value creation. Last year we executed several strategic acquisitions and continued to return capital to shareholders, enabling us to enter this year with a stronger and more strategically aligned portfolio with improved growth prospects.”

Consolidated Financial Highlights - Three Months Ended December 31

Three months ended December 31, (Millions of U.S. dollars, except for EPS) (unaudited)
	2025	2024	Change
IFRS Financial Measures(1)
Revenues	$2,009	$1,909	5%
Operating profit	$540	$722	-25%
Diluted earnings per share (EPS)	$0.74	$1.30	-43%
Net cash provided by operating activities	$756	$564	35%

	2025	2024	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				5%
Organic revenue growth				7%
Adjusted EBITDA	$777	$718	8%	8%
Adjusted EBITDA margin	38.7%	37.6%	110bp	140bp
Adjusted EPS	$1.07	$1.01	6%	7%
Free cash flow	$581	$425	38%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Revenues increased 5% due to 6% growth in recurring revenues (84% of total revenues) and 11% growth in transactions revenues, partly offset by a 6% decline in Global Print. Total company revenue growth was negatively impacted by net acquisitions and disposals of 3%. Foreign currency had a slightly positive impact on revenue growth.

●	Organic revenues increased 7% reflecting 9% growth in recurring revenues, 8% growth in transactions revenues and a 6% decline in Global Print.
●	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit decreased 25% primarily due to other operating gains in the prior-year period substantially related to the sale of FindLaw, as well as higher amortization of software in the current period. These items more than offset the net impact of higher revenues and operating expenses.

●

Adjusted EBITDA, which excludes other operating gains, amortization of software, as well as other adjustments, increased 8% and the related margin increased to 38.7% from 37.6% in the prior-year period, primarily due to higher operating leverage. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 30 basis points.

Diluted EPS decreased to $0.74 per share compared to $1.30 per share in the prior-year period primarily due to lower operating profit. Additionally, the prior-year period also included currency benefits reflected in other finance costs or income.

●

Adjusted EPS, which excludes net other operating gains, other finance costs or income, as well as other adjustments, increased to $1.07 per share compared to $1.01 per share in the prior-year period, primarily due to higher adjusted EBITDA, partly offset by higher amortization of internally developed software and interest expense.

Net cash provided by operating activities increased by $192 million as higher cash benefits from the net impact of higher revenues and operating expenses and certain component changes in working capital were partly offset by higher income tax payments.

●

Free cash flow increased by $156 million as higher net cash provided by operating activities was partly offset by lower cash flows from other investing activities, which included a cash flow benefit in the prior-year period.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Highlights by Customer Segment – Three Months Ended December 31

	(Millions of U.S. dollars) (unaudited)

	Three months ended
	December 31,		Change
	2025	2024	Total	Constant Currency(1)	Organic(1)(2)
Revenues
Legal Professionals	$738	$729	1%	1%	9%
Corporates	496	458	8%	7%	9%
Tax, Audit & Accounting Professionals	414	366	13%	13%	11%

“Big 3” Segments Combined(1)	1,648	1,553	6%	5%	9%
Reuters	232	218	7%	6%	5%
Global Print	136	144	-6%	-6%	-6%
Eliminations/Rounding	(7)	(6)

Total Revenues	$2,009	$1,909	5%	5%	7%

Adjusted EBITDA(1)
Legal Professionals	$327	$299	9%	9%
Corporates	160	153	4%	4%
Tax, Audit & Accounting Professionals	222	196	14%	13%

“Big 3” Segments Combined(1)	709	648	9%	9%
Reuters	48	45	7%	12%
Global Print	54	55	-2%	-2%
Corporate costs	(34)	(30)	n/a	n/a

Total Adjusted EBITDA	$777	$718	8%	8%

Adjusted EBITDA Margin(1)
Legal Professionals	44.3%	41.0%	330bp	350bp
Corporates	32.2%	33.5%	-130bp	-70bp
Tax, Audit & Accounting Professionals	53.6%	53.4%	20bp	0bp
“Big 3” Segments Combined(1)	43.0%	41.7%	130bp	150bp
Reuters	21.0%	20.8%	20bp	140bp
Global Print	39.6%	38.2%	140bp	160bp
Total Adjusted EBITDA Margin	38.7%	37.6%	110bp	140bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (which excludes the impact of foreign currency) as the company believes this provides the best basis to measure performance.

Legal Professionals

Revenues increased 1% despite the disposal of FindLaw in the prior-year period, which negatively impacted recurring and transactions revenue growth. Organic revenue growth was 9%.

●	Recurring revenues increased 1% (97% of total, increased 8% organic). Organic revenue growth was primarily driven by Westlaw, CoCounsel and Practical Law.
●	Transactions revenues were essentially unchanged (3% of total, increased 28% organic).

Adjusted EBITDA increased 9% to $327 million.

●	The margin increased to 44.3% from 41.0% primarily reflecting higher operating leverage as well as the disposal of the lower margin FindLaw business in the prior-year period.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Corporates

Revenues increased 7% despite a negative impact from the sale of certain non-core businesses. Organic revenues increased 9%.

●

Recurring revenues increased 7% (88% of total, increased 9% organic). Organic revenue growth was primarily driven by Indirect Tax, Direct Tax, Westlaw, Practical Law, Pagero and the segment’s international businesses.

●	Transactions revenues increased 7% (12% of total, all organic). Organic revenue growth was primarily driven by increases in Indirect Tax, Global Trade and the segment’s international businesses.

Adjusted EBITDA increased 4% to $160 million and the margin decreased to 32.2% from 33.5%. Foreign currency negatively impacted the year-over-year change in adjusted EBITDA margin by 60 basis points.

Tax, Audit & Accounting Professionals

Revenues increased 13%, including the acquisition impact of SafeSend which was reflected in transactions revenues. Organic revenue growth was 11%.

●	Recurring revenues increased 12% (86% of total, all organic). Organic revenue growth was primarily driven by UltraTax, CoCounsel and the segment’s Latin America business.
●	Transactions revenues increased 19% (14% of total, increased 3% organic). Organic revenue growth was primarily driven by SafeSend and the segment’s international businesses.

Adjusted EBITDA increased 14% to $222 million and the margin increased to 53.6% from 53.4%.

The Tax, Audit & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Reuters

Revenues increased 6% (5% organic), primarily due to higher generative AI related transactional content licensing revenue in the Agency business, as well as a contractual price increase from the company’s news agreement with the Data & Analytics business of London Stock Exchange Group (LSEG).

Adjusted EBITDA increased 7% to $48 million and the margin increased to 21.0% from 20.8%.

Global Print

Revenues decreased 6%, all organic, driven by lower shipment volumes.

Adjusted EBITDA decreased 2% to $54 million, and the margin increased to 39.6% from 38.2% reflecting lower expenses.

Corporate Costs

Corporate costs were $34 million compared to $30 million in the prior-year period.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Consolidated Financial Highlights – Year Ended December 31

Year ended December 31, (Millions of U.S. dollars, except for EPS) (unaudited)
	2025	2024	Change
IFRS Financial Measures(1)
Revenues	$7,476	$7,258	3%
Operating profit	$2,132	$2,109	1%
Diluted EPS	$3.33	$4.89	-32%
Net cash provided by operating activities	$2,651	$2,457	8%

	2025	2024	Change	Change at Constant Currency
Non-IFRS Financial Measures(1)
Revenue growth in constant currency				3%
Organic revenue growth				7%
Adjusted EBITDA	$2,936	$2,779	6%	5%
Adjusted EBITDA margin	39.2%	38.2%	100bp	80bp
Adjusted EPS	$3.92	$3.77	4%	4%
Free cash flow	$1,950	$1,828	7%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

Revenues increased 3% due to 3% growth in recurring revenues (81% of total revenues) and 5% growth in transactions revenues, partly offset by a 6% decline in Global Print. Total company revenue growth was negatively impacted by net acquisitions and disposals of 4%. Foreign currency had no impact on revenue growth.

●	Organic revenues increased 7% reflecting 9% growth in recurring revenues, 4% growth in transactions revenues and a 5% decline in Global Print.
●	The company’s “Big 3” segments reported organic revenue growth of 9% and collectively comprised 82% of total revenues.

Operating profit increased 1% primarily driven by the net impact of higher revenues and operating expenses, partially offset by higher amortization of software.

●

Adjusted EBITDA, which excludes amortization of software, as well as other adjustments, increased 6% and the related margin increased to 39.2% from 38.2%, primarily due to higher operating leverage. Foreign currency contributed 20 basis points to the year-over-year change in adjusted EBITDA margin.

Diluted EPS decreased to $3.33 per share compared to $4.89 per share in the prior year primarily because the prior-year period included a $468 million or a $1.04 per share non-cash tax benefit related to tax legislation enacted in Canada.

●

Adjusted EPS, which excludes the non-cash tax benefit, as well as other adjustments, increased to $3.92 per share compared to $3.77 per share in the prior year, primarily due to higher adjusted EBITDA, partly offset by higher amortization of internally developed software, income tax expense and interest expense.

Net cash provided by operating activities increased by $194 million as higher cash benefits from the net impact of higher revenues and operating expenses and certain component changes in working capital were partly offset by higher income tax payments.

●	Free cash flow increased by $122 million as higher net cash provided by operating activities was partly offset by higher capital expenditures and lower cash flows from other investing activities.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Highlights by Customer Segment – Year Ended December 31

	(Millions of U.S. dollars) (unaudited)

	Year ended
	December 31,		Change
	2025	2024	Total	Constant Currency(1)	Organic(1)(2)

Revenues
Legal Professionals	$2,868	$2,922	-2%	-2%	8%
Corporates	1,987	1,844	8%	7%	9%
Tax, Audit & Accounting Professionals	1,302	1,165	12%	13%	11%

“Big 3” Segments Combined(1)	6,157	5,931	4%	4%	9%
Reuters	853	832	3%	2%	1%
Global Print	490	519	-6%	-5%	-5%
Eliminations/Rounding	(24)	(24)

Total Revenues	$7,476	$7,258	3%	3%	7%

Adjusted EBITDA(1)
Legal Professionals	$1,356	$1,302	4%	3%
Corporates	716	671	7%	6%
Tax, Audit & Accounting Professionals	623	527	18%	19%

“Big 3” Segments Combined(1)	2,695	2,500	8%	7%
Reuters	174	196	-11%	-11%
Global Print	185	188	-2%	-2%
Corporate costs	(118)	(105)	n/a	n/a

Total Adjusted EBITDA	$2,936	$2,779	6%	5%

Adjusted EBITDA Margin(1)
Legal Professionals	47.3%	44.6%	270bp	250bp
Corporates	36.0%	36.3%	-30bp	-30bp
Tax, Audit & Accounting Professionals	47.1%	45.2%	190bp	150bp
“Big 3” Segments Combined(1)	43.6%	42.1%	150bp	130bp
Reuters	20.4%	23.6%	-320bp	-290bp
Global Print	37.7%	36.2%	150bp	120bp
Total Adjusted EBITDA Margin	39.2%	38.2%	100bp	80bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures. To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue.

(2)  Computed for revenue growth only.

n/a:  not applicable

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

2026 Outlook

The company’s outlook for 2026 in the table below assumes constant currency rates and does not factor in the impact of any future acquisitions or dispositions that may occur during the year. Thomson Reuters believes that this type of guidance provides useful insight into the anticipated performance of its businesses.

The company expects its first-quarter 2026 organic revenue growth to be approximately 7% and its adjusted EBITDA margin to be approximately 42%.

The company’s 2026 outlook is forward-looking information that is subject to risks and uncertainties (see “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions”). In particular, the company continues to operate in an uncertain macroeconomic environment, reflecting ongoing geopolitical risk, uneven economic growth and an evolving interest rate and inflationary backdrop. Any worsening of the global economic or business environment, among other factors, could impact the company’s ability to achieve its outlook.

Reported Full-Year 2025 Results and Full-Year 2026 Outlook

Total Thomson Reuters	FY 2025 Reported	FY 2026 Outlook

Total Revenue Growth	3%(2)	7.5% - 8.0%

Organic Revenue Growth(1)	7%	7.5% - 8.0%

Adjusted EBITDA Margin(1)	39.2%	+100bps vs 2025

Corporate Costs	$118 million	$115 - $125 million

Free Cash Flow(1)	$1.95 billion	~ $2.1 billion

Accrued Capex as % of Revenues(1)	8.2%	~ 8.0%

Depreciation & Amortization of Software Depreciation & Amortization of Internally Developed Software Amortization of Acquired Software	$832 million $626 million $206 million	$890 - $910 million $680 - $690 million $210 - $220 million

Net Interest Expense	$143 million	$150 -$160 million

Effective Tax Rate on Adjusted Earnings(1)	18.5%	~ 19%

“Big 3” Segments(1)	FY 2025 Reported	FY 2026 Outlook

Total Revenue Growth	4%(2)	~ 9.5%

Organic Revenue Growth	9%	~ 9.5%

Adjusted EBITDA Margin	43.6%	+100bps vs 2025

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables appended to this news release for more information.
(2)	Total revenue growth reflects the impact of the disposals of FindLaw and other non-core businesses in December 2024.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

The information in this section is forward-looking. Actual results, which will include the impact of currency, future acquisitions and dispositions completed during 2026, and macroeconomic events outside of the company’s control may differ materially from the company’s 2026 outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.” The company’s 2026 outlook is also based on certain assumptions described in the cross-referenced section, which the company believes are reasonable in the circumstances, and is subject to a number of risks, including those specifically identified in the cross-referenced section and those facing the company generally.

Segment Name Changes

As reflected in this earnings release, the company changed the names of its Tax & Accounting Professionals segment to Tax, Audit & Accounting Professionals and its Reuters News segment to Reuters to reflect the broader scope of the activities in each of the respective segments. These name changes did not change the segments’ composition or the measurement of the segments’ results as previously or currently reported.

Dividends and Common Shares Outstanding

The company announced today that its Board of Directors approved a 10% or $0.24 per share annualized increase in the dividend to $2.62 per common share, representing the 33rd consecutive year of dividend increases and the fifth consecutive 10% increase. A quarterly dividend of $0.655 per share is payable on March 10, 2026 to common shareholders of record as of February 17, 2026.

Thomson Reuters had approximately 445.0 million common shares outstanding as of February 3, 2026.

$1.0 Billion Share Repurchase Program

In August 2025, the company announced its plan to repurchase up to $1.0 billion of its common shares under a Normal Course Issuer Bid that was approved by the Toronto Stock Exchange (TSX). In late October 2025, the company completed the program by repurchasing 6.0 million of its common shares.

Thomson Reuters

Thomson Reuters (TSX/Nasdaq: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, audit, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA (other than at the customer segment level) and the related margin, free cash flow, adjusted earnings and the effective tax rate on adjusted earnings, adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, net debt and leverage ratio of net debt to adjusted EBITDA, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. The company modified its definition of net debt to account for interest rate swap arrangements entered into during the third quarter of 2025. The change did not have a material impact on its calculation of net debt.

Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for purposes of its outlook only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “2026 Outlook” section, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 16-27 in the “Risk Factors” section of the company’s 2024 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time-to-time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). Thomson Reuters’ annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business 2026 outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. The company’s business outlook assumes that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility, however, these conditions may last substantially longer than expected and any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. Material assumptions related to the company’s revenue outlook are that uncertain macroeconomic and geopolitical conditions will continue to disrupt the economy and cause periods of volatility; there will be a continued need for trusted products and services that help customers navigate evolving and complex legal, tax, audit, accounting, regulatory, geopolitical and commercial changes, developments and environments, and for cloud-based digital tools that drive productivity; Thomson Reuters will have a continued ability to deliver innovative products that meet evolving customer demands; the company will acquire new customers through expanded and improved digital platforms, simplification of the product portfolio and through other sales initiatives; and the company will improve customer retention through commercial simplification efforts and customer service improvements. Material assumptions related to the company’s adjusted EBITDA margin outlook are its ability to achieve revenue growth targets; the company’s business mix continues to shift to higher-growth product offerings; and integration expenses associated with recent acquisitions will reduce margins. Material assumptions related to the company’s free cash flow outlook are its ability to achieve its revenue and adjusted EBITDA margin targets; and accrued capital expenditures approximate the percentage of revenues as set forth in the company’s outlook. Material assumptions related to the company’s effective tax rate on adjusted earnings outlook are its ability to achieve its adjusted EBITDA target; the mix of taxing jurisdictions where the company recognized pre-tax profit or losses in 2025 does not significantly change; no unexpected changes in tax laws or treaties within the jurisdictions where the company operates; no

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

significant charges or benefits from the finalization of prior tax years; depreciation and amortization of internally developed software as set forth in the company’s outlook; and net interest expense as set forth in the company’s outlook.

Material risks related to the company’s revenue outlook are that ongoing geopolitical instability and uncertainty regarding interest rates and inflation, continue to impact the global economy. The severity and duration of any one, or a combination, of these conditions could impact the global economy and lead to lower demand for our products and services (beyond our assumption that these disruptions will cause periods of volatility); uncertainty in the legal regulatory regime relating to artificial intelligence (AI) has made it difficult for the company to predict the risks associated with the use of AI in its businesses and products. Future legislation may make it harder for the company to conduct its business using AI, lead to regulatory fines or penalties, require it to change its product offerings or business practices or prevent or limit its use of AI; demand for the company’s products and services could be reduced by changes in customer buying patterns or in its inability to execute on key product design or customer support initiatives; competitive pricing actions and product innovation could impact the company’s revenues; and the company’s sales, commercial simplification and product initiatives may be insufficient to retain customers or generate new sales. Material risks related to the company’s adjusted EBITDA margin outlook are the same as the risks above related to the revenue outlook; higher than expected inflation may lead to greater than anticipated increase in labor costs, third-party supplier costs and costs of print materials; and acquisition and disposal activity may dilute the company’s adjusted EBITDA margin. Material risks related to the company’s free cash flow outlook are the same as the risks above related to the revenue and adjusted EBITDA margin targets; a weaker macroeconomic environment could negatively impact working capital performance, including the ability of the company’s customers to pay; capital expenditures may be higher than currently expected; and the timing and amount of tax payments to governments may differ from the company’s expectations. Material risks related to the company’s effective tax rate on adjusted earnings outlook are the same as the risks above related to adjusted EBITDA; a material change in the geographical mix of the company’s pre-tax profits and losses; a material change in current tax laws or treaties to which the company is subject, and did not expect; resolution of tax audits may cause material changes to assessments of uncertain tax positions as compared to current estimates; and depreciation and amortization of internally developed software as well as net interest expense may be significantly higher or lower than expected.

The company has provided an outlook for the purpose of presenting information about current expectations for the period presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Samina Ansari Director, Corporate Affairs +1 44 778 852 9542 samina.ansari@tr.com	INVESTORS Gary Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its fourth-quarter and full-year 2025 results and its 2026 business outlook today beginning at 8:30 a.m. Eastern Standard Time (EST). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
CONTINUING OPERATIONS
Revenues	$2,009	$1,909	$7,476	$7,258
Operating expenses	(1,231)	(1,183)	(4,578)	(4,471)
Depreciation	(28)	(26)	(111)	(113)
Amortization of software	(187)	(160)	(721)	(618)
Amortization of other identifiable intangible assets	(25)	(22)	(98)	(91)
Other operating gains, net	2	204	164	144

Operating profit	540	722	2,132	2,109
Finance costs, net:
Net interest expense	(40)	(28)	(143)	(125)
Other finance (costs) income	(4)	53	(55)	45

Income before tax and equity method investments	496	747	1,934	2,029
Share of post-tax (losses) earnings in equity method investments	(5)	(5)	(28)	40
Tax (expense) benefit	(158)	(135)	(423)	123

Earnings from continuing operations	333	607	1,483	2,192
(Loss) earnings from discontinued operations, net of tax	(1)	(20)	19	15

Net earnings	$332	$587	$1,502	$2,207
Earnings (loss) attributable to:
Common shareholders	$332	$587	$1,502	$2,210
Non-controlling interests	—	—	—	(3)
Earnings per share:
Basic earnings (loss) per share:
From continuing operations	$0.75	$1.35	$3.29	$4.86
From discontinued operations	(0.01)	(0.05)	0.05	0.03

Basic earnings per share	$0.74	$1.30	$3.34	$4.89

Diluted earnings (loss) per share:
From continuing operations	$0.75	$1.34	$3.29	$4.85
From discontinued operations	(0.01)	(0.04)	0.04	0.04

Diluted earnings per share	$0.74	$1.30	$3.33	$4.89

Basic weighted-average common shares	445,215,119	450,077,127	448,971,715	450,609,712

Diluted weighted-average common shares	445,597,771	450,600,114	449,532,466	451,239,490

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	$511	$1,968
Trade and other receivables	1,143	1,087
Other financial assets	94	35
Prepaid expenses and other current assets	480	400

Current assets	2,228	3,490
Property and equipment, net	361	386
Software, net	1,645	1,453
Other identifiable intangible assets, net	3,102	3,134
Goodwill	7,913	7,262
Equity method investments	202	269
Other financial assets	466	442
Other non-current assets	680	625
Deferred tax	1,343	1,376

Total assets	$17,940	$18,437

Liabilities and equity
Liabilities
Current indebtedness	$795	$973
Payables, accruals and provisions	1,090	1,091
Current tax liabilities	224	197
Deferred revenue	1,251	1,062
Other financial liabilities	108	113

Current liabilities	3,468	3,436
Long-term indebtedness	1,328	1,847
Provisions and other non-current liabilities	656	675
Other financial liabilities	210	232
Deferred tax	364	241

Total liabilities	6,026	6,431

Equity
Capital	3,597	3,498
Retained earnings	9,220	9,699
Accumulated other comprehensive loss	(903)	(1,191)

Total equity	11,914	12,006

Total liabilities and equity	$17,940	$18,437

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$333	$607	$1,483	$2,192
Adjustments for:
Depreciation	28	26	111	113
Amortization of software	187	160	721	618
Amortization of other identifiable intangible assets	25	22	98	91
Share of post-tax losses (earnings) in equity method investments	5	5	28	(40)
Net gains on disposals of businesses and investments	(1)	(195)	(165)	(192)
Deferred tax	9	47	60	(640)
Other	49	(22)	272	151
Changes in working capital and other items	122	(76)	43	176

Operating cash flows from continuing operations	757	574	2,651	2,469
Operating cash flows from discontinued operations	(1)	(10)	—	(12)

Net cash provided by operating activities	756	564	2,651	2,457

Investing activities
Acquisitions, net of cash acquired	(20)	(130)	(843)	(622)
Proceeds related to disposals of businesses and investments	2	297	254	326
Proceeds from sales of LSEG shares	—	—	—	1,854
Capital expenditures	(158)	(161)	(634)	(607)
Other investing activities	—	40	1	46
Taxes paid on sales of LSEG shares and disposals	(29)	(115)	(62)	(317)

Net cash (used in) provided by investing activities	(205)	(69)	(1,284)	680

Financing activities
Repayments of debt	—	—	(999)	(290)
Net (repayments) borrowings under short-term loan facilities	(49)	—	290	(139)
Payments of lease principal	(16)	(17)	(64)	(63)
Repurchases of common shares	(330)	—	(1,000)	(639)
Dividends paid on preference shares	(1)	(1)	(4)	(5)
Dividends paid on common shares	(256)	(236)	(1,035)	(944)
Purchase of non-controlling interests	—	—	—	(384)
Other financing activities	(6)	2	(16)	5

Net cash used in financing activities	(658)	(252)	(2,828)	(2,459)

Translation adjustments	—	(6)	4	(8)

(Decrease) increase in cash and cash equivalents	(107)	237	(1,457)	670
Cash and cash equivalents at beginning of period	618	1,731	1,968	1,298

Cash and cash equivalents at end of period	$511	$1,968	$511	$1,968

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Earnings from continuing operations	$333	$607	$1,483	$2,192
Adjustments to remove:
Tax expense (benefit)	158	135	423	(123)
Other finance costs (income)	4	(53)	55	(45)
Net interest expense	40	28	143	125
Amortization of other identifiable intangible assets	25	22	98	91
Amortization of software	187	160	721	618
Depreciation	28	26	111	113

EBITDA	$775	$925	$3,034	$2,971
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	5	5	28	(40)
Other operating gains, net	(2)	(204)	(164)	(144)
Fair value adjustments*	(1)	(8)	38	(8)

Adjusted EBITDA(1)	$777	$718	$2,936	$2,779

Adjusted EBITDA margin(1)	38.7%	37.6%	39.2%	38.2%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2025	2024	2025	2024
Net cash provided by operating activities	$756	$564	$2,651	$2,457
Capital expenditures	(158)	(161)	(634)	(607)
Other investing activities	—	40	1	46
Payments of lease principal	(16)	(17)	(64)	(63)
Dividends paid on preference shares	(1)	(1)	(4)	(5)

Free cash flow(1)	$581	$425	$1,950	$1,828

Thomson Reuters Corporation

Reconciliation of Capital Expenditures to Accrued Capital Expenditures(1)

(millions of U.S. dollars)

(unaudited)

Year ended
December 31,
2025
Capital expenditures	$634
Remove: IFRS adjustment to cash basis	(18)

Accrued capital expenditures(1)	$616

Accrued capital expenditures as a percentage of revenues(1)	8.2%

(1)	Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Reconciliation of Net Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2025	2024	2025	2024
Net earnings	$332	$587	$1,502	$2,207
Adjustments to remove:
Fair value adjustments*	(1)	(8)	38	(8)
Amortization of acquired software	53	38	206	147
Amortization of other identifiable intangible assets	25	22	98	91
Other operating gains, net	(2)	(204)	(164)	(144)
Other finance costs (income)	4	(53)	55	(45)
Share of post-tax losses (earnings) in equity method investments	5	5	28	(40)
Tax on above items(1)	(5)	36	(35)	(9)
Tax items impacting comparability(1)	66	5	57	(478)
Loss (earnings) from discontinued operations, net of tax	1	20	(19)	(15)
Interim period effective tax rate normalization(1)	2	7	—	—
Dividends declared on preference shares	(1)	(1)	(4)	(5)

Adjusted earnings(1)(2)	$479	$454	$1,762	$1,701

Adjusted EPS(1)(2)	$1.07	$1.01	$3.92	$3.77

Total change	6%		4%
Foreign currency	-1%		0%
Constant currency	7%		4%
Diluted weighted-average common shares (millions)	445.6	450.6	449.5	451.2

Reconciliation of Effective Tax Rate on Adjusted Earnings(1)	Year ended December 31,
2025
Adjusted earnings	$1,762
Plus: Dividends declared on preference shares	4
Plus: Tax expense on adjusted earnings	401

Pre-tax adjusted earnings	$2,167

IFRS tax expense	$423
Remove tax related to:
Amortization of acquired software	46
Amortization of other identifiable intangible assets	23
Share of post-tax losses in equity method investments	2
Other finance costs	2
Other operating gains, net	(43)
Other items	5

Subtotal – Remove tax benefit on pre-tax items removed from adjusted earnings	35
Remove: Tax items impacting comparability	(57)

Total – Remove all items impacting comparability	(22)

Tax expense on adjusted earnings	$401

Effective tax rate on adjusted earnings	18.5%

*

Fair value adjustments primarily represent gains or losses due to changes in foreign currency exchange rates on intercompany balances that arise in the ordinary course of business, which are a component of operating expenses, as well as adjustments related to acquired deferred revenue.

(1)	Refer to page 21 for additional information on non-IFRS financial measures.
(2)	The adjusted earnings impact of non-controlling interests, which was applicable to the year-ended December 31, 2024, was not material.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended December 31,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$738	$729	1%	0%	1%	-8%	9%
Corporates	496	458	8%	1%	7%	-2%	9%
Tax, Audit & Accounting Professionals	414	366	13%	0%	13%	2%	11%

“Big 3” Segments Combined(1)	1,648	1,553	6%	1%	5%	-4%	9%
Reuters	232	218	7%	1%	6%	1%	5%
Global Print	136	144	-6%	0%	-6%	0%	-6%
Eliminations/Rounding	(7)	(6)

Total Revenues	$2,009	$1,909	5%	1%	5%	-3%	7%

Recurring Revenues
Legal Professionals	$716	$707	1%	0%	1%	-7%	8%
Corporates	434	401	8%	1%	7%	-2%	9%
Tax, Audit & Accounting Professionals	357	319	12%	0%	12%	0%	12%

“Big 3” Segments Combined(1)	1,507	1,427	6%	1%	5%	-4%	9%
Reuters	183	173	6%	1%	5%	1%	4%
Eliminations/Rounding	(7)	(6)

Total Recurring Revenues	$1,683	$1,594	6%	1%	5%	-4%	9%

Transactions Revenues
Legal Professionals	$22	$22	0%	-1%	0%	-28%	28%
Corporates	62	57	9%	2%	7%	0%	7%
Tax, Audit & Accounting Professionals	57	47	20%	1%	19%	16%	3%

“Big 3” Segments Combined(1)	141	126	11%	1%	10%	2%	8%
Reuters	49	45	10%	1%	9%	2%	8%

Total Transactions Revenues	$190	$171	11%	1%	10%	2%	8%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year ended December 31,		Change
	2025	2024	Total	Foreign Currency	SUBTOTAL Constant Currency	Net Acquisitions/ (Disposals)	Organic
Total Revenues
Legal Professionals	$2,868	$2,922	-2%	0%	-2%	-10%	8%
Corporates	1,987	1,844	8%	0%	7%	-1%	9%
Tax, Audit & Accounting Professionals	1,302	1,165	12%	-1%	13%	3%	11%

“Big 3” Segments Combined(1)	6,157	5,931	4%	0%	4%	-5%	9%
Reuters	853	832	3%	1%	2%	1%	1%
Global Print	490	519	-6%	0%	-5%	0%	-5%
Eliminations/Rounding	(24)	(24)

Total Revenues	$7,476	$7,258	3%	0%	3%	-4%	7%

Recurring Revenues
Legal Professionals	$2,789	$2,828	-1%	0%	-1%	-10%	9%
Corporates	1,670	1,543	8%	0%	8%	-2%	9%
Tax, Audit & Accounting Professionals	937	867	8%	-2%	10%	0%	10%

“Big 3” Segments Combined(1)	5,396	5,238	3%	0%	3%	-6%	9%
Reuters	712	668	7%	1%	6%	1%	5%
Eliminations/Rounding	(24)	(24)

Total Recurring Revenues	$6,084	$5,882	3%	0%	3%	-5%	9%

Transactions Revenues
Legal Professionals	$79	$94	-16%	1%	-17%	-21%	4%
Corporates	317	301	5%	0%	5%	0%	5%
Tax, Audit & Accounting Professionals	365	298	22%	0%	23%	10%	12%

“Big 3” Segments Combined(1)	761	693	10%	0%	10%	1%	9%
Reuters	141	164	-14%	1%	-15%	0%	-16%

Total Transactions Revenues	$902	$857	5%	0%	5%	1%	4%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three months ended December 31,		Change
	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$327	$299	9%	0%	9%
Corporates	160	153	4%	0%	4%
Tax, Audit & Accounting Professionals	222	196	14%	1%	13%

“Big 3” Segments Combined(1)	709	648	9%	0%	9%
Reuters	48	45	7%	-5%	12%
Global Print	54	55	-2%	0%	-2%
Corporate costs	(34)	(30)	n/a	n/a	n/a

Total Adjusted EBITDA	$777	$718	8%	0%	8%

Adjusted EBITDA Margin(1)
Legal Professionals	44.3%	41.0%	330bp	-20bp	350bp
Corporates	32.2%	33.5%	-130bp	-60bp	-70bp
Tax, Audit & Accounting Professionals	53.6%	53.4%	20bp	20bp	0bp
“Big 3” Segments Combined(1)	43.0%	41.7%	130bp	-20bp	150bp
Reuters	21.0%	20.8%	20bp	-120bp	140bp
Global Print	39.6%	38.2%	140bp	-20bp	160bp
Total Adjusted EBITDA Margin	38.7%	37.6%	110bp	-30bp	140bp

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA (1) and Related Margin(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Year ended December 31,		Change
	2025	2024	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$1,356	$1,302	4%	1%	3%
Corporates	716	671	7%	0%	6%
Tax, Audit & Accounting Professionals	623	527	18%	0%	19%

“Big 3” Segments Combined(1)	2,695	2,500	8%	0%	7%
Reuters	174	196	-11%	-1%	-11%
Global Print	185	188	-2%	1%	-2%
Corporate costs	(118)	(105)	n/a	n/a	n/a

Total Adjusted EBITDA	$2,936	$2,779	6%	0%	5%

Adjusted EBITDA Margin(1)
Legal Professionals	47.3%	44.6%	270bp	20bp	250bp
Corporates	36.0%	36.3%	-30bp	0bp	-30bp
Tax, Audit & Accounting Professionals	47.1%	45.2%	190bp	40bp	150bp
“Big 3” Segments Combined(1)	43.6%	42.1%	150bp	20bp	130bp
Reuters	20.4%	23.6%	-320bp	-30bp	-290bp
Global Print	37.7%	36.2%	150bp	30bp	120bp
Total Adjusted EBITDA Margin	39.2%	38.2%	100bp	20bp	80bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Reconciliation of adjusted EBITDA margin(1)

To compute segment and consolidated adjusted EBITDA margin, the company excludes fair value adjustments related to acquired deferred revenue from its IFRS revenues. The charts below reconcile IFRS revenues to revenues used in the calculation of adjusted EBITDA margin, which excludes fair value adjustments related to acquired deferred revenue.

	Three months ended December 31, 2025
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$738	—	$738	$327	44.3%
Corporates	496	—	496	160	32.2%
Tax, Audit & Accounting Professionals	414	—	414	222	53.6%

“Big 3” Segments Combined(1)	1,648	—	1,648	709	43.0%
Reuters	232	—	232	48	21.0%
Global Print	136	—	136	54	39.6%
Eliminations/Rounding	(7)	—	(7)	—	n/a
Corporate costs	—	—	—	(34)	n/a

Consolidated totals	$2,009	—	$2,009	$777	38.7%

	Year ended December 31, 2025
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,868	—	$2,868	$1,356	47.3%
Corporates	1,987	—	1,987	716	36.0%
Tax, Audit & Accounting Professionals	1,302	$20	1,322	623	47.1%

“Big 3” Segments Combined(1)	6,157	20	6,177	2,695	43.6%
Reuters	853	—	853	174	20.4%
Global Print	490	—	490	185	37.7%
Eliminations/Rounding	(24)	—	(24)	—	n/a
Corporate costs	—	—	—	(118)	n/a

Consolidated totals	$7,476	$20	$7,496	$2,936	39.2%

	Three months ended December 31, 2024
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$729	—	$729	$299	41.0%
Corporates	458	$1	459	153	33.5%
Tax, Audit & Accounting Professionals	366	—	366	196	53.4%

“Big 3” Segments Combined(1)	1,553	1	1,554	648	41.7%
Reuters	218	—	218	45	20.8%
Global Print	144	—	144	55	38.2%
Eliminations/Rounding	(6)	—	(6)	—	n/a
Corporate costs	—	—	—	(30)	n/a

Consolidated totals	$1,909	$1	$1,910	$718	37.6%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

(1)	Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Reconciliation of adjusted EBITDA margin(1)

	Year ended December 31, 2024
(millions of U.S. dollars) (unaudited)	IFRS revenues	Remove fair value adjustments to acquired deferred revenue	Revenues excluding fair value adjustments to acquired deferred revenue	Adjusted EBITDA	Adjusted EBITDA Margin
Legal Professionals	$2,922	$1	$2,923	$1,302	44.6%
Corporates	1,844	6	1,850	671	36.3%
Tax, Audit & Accounting Professionals	1,165	—	1,165	527	45.2%

“Big 3” Segments Combined(1)	5,931	7	5,938	2,500	42.1%
Reuters	832	2	834	196	23.6%
Global Print	519	—	519	188	36.2%
Eliminations/Rounding	(24)	—	(24)	—	n/a
Corporate costs	—	—	—	(105)	n/a

Consolidated totals	$7,258	$9	$7,267	$2,779	38.2%

n/a: not applicable

Margins are computed using whole dollars, as a result, margins calculated from reported amounts may differ from those presented due to rounding.

Thomson Reuters Corporation

Reconciliation of Net Debt(1) and Leverage Ratio of Net Debt to Adjusted EBITDA(1)

(millions of U.S. dollars)

(unaudited)

	December 31, 2025	December 31, 2024
Current indebtedness	$795	$973
Long-term indebtedness	1,328	1,847

Total debt	2,123	2,820
Swaps	16	21

Total debt after swaps	2,139	2,841
Remove fair value adjustments for hedges	(2)	5

Total debt after hedging arrangements	2,137	2,846
Collateral assets	(7)	—
Remove transaction costs, premiums or discounts, included in the carrying value of debt	28	22
Add: Lease liabilities (current and non-current)	249	256
Less: Cash and cash equivalents	(511)	(1,968)

Net debt	$1,896	$1,156

Leverage ratio of net debt to adjusted EBITDA
Adjusted EBITDA	$2,936	$2,779
Net debt/adjusted EBITDA	0.6:1	0.4:1

(1)	Refer to page 21 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Fourth-Quarter and Full-Year 2025 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors

Adjusted EBITDA and the related margin	Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments, including those related to acquired deferred revenue. The related margin is adjusted EBITDA expressed as a percentage of revenues. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose. Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, including those related to acquired deferred revenue, amortization of acquired intangible assets (attributable to other identifiable intangible assets and acquired software), other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. Acquired intangible assets contribute to the generation of revenues from acquired companies, which are included in the company’s computation of adjusted earnings.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax expense or benefit plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, the company also makes an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

The company’s effective tax rate computed in accordance with IFRS may be more volatile by quarter because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year. Therefore, the company believes that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends, fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at constant currency	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an organic basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues	Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period. For purposes of this calculation, revenues are before fair value adjustments to acquired deferred revenue.	Reflects the basis on which the company manages capital expenditures for internal planning purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax, Audit & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Net debt and leverage ratio of net debt to adjusted EBITDA

Net debt is total debt, plus related hedging instruments and collateral balances, along with lease liabilities, excluding unamortized transaction costs and any premiums or discounts on debt, minus cash and cash equivalents. We exclude specific hedging components to reflect the net cash outflow upon debt maturity.

Net debt to adjusted EBITDA is net debt divided by adjusted EBITDA for the previous twelve-month period ending with the current fiscal quarter.

Provides a commonly used measure of a company’s leverage and its ability to pay its debt. Given that the company hedges some of its debt to manage risk, the company includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. Since the company plans to hold its debt and related hedges until maturity, the net debt calculation is adjusted to reflect the net cash outflow at maturity, after deducting cash and cash equivalents.

The company’s non-IFRS measure is aligned with the calculation of its internal target leverage ratio and is more conservative than the maximum ratio allowed under the contractual covenants in its credit facility.

Please refer to reconciliations for the most directly comparable IFRS financial measures.